

20009545

SSION

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...... nEPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-67055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Genesis Global Trading, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South 5 Floor

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York   **NY**   **10003**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marlon Bevaun 212-668-6685

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP

(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200   **East Hanover**   **NJ**   **07936**

(Address)   Mail Processing   (City)   (State)   (Zip Code)
           Section

CHECK ONE:

☑ Certified Public Accountant   MAR 02 2020

☐ Public Accountant   Washington DC

☐ Accountant not resident in United States or any of its possessions.   416

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Marlon Bevaun _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Genesis Global Trading, Inc. _____ , as
of December 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____

SIMCHA WURTZEL   Title
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WU6263948
_____   Qualified in Queens County
Notary Public   My Commission Expires June 25, 2020

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Genesis Global Trading, Inc.

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2019

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Genesis Global Trading, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Genesis Global Trading, Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Genesis Global Trading, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Genesis Global Trading, Inc.'s management. Our responsibility is to express an opinion on Genesis Global Trading, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Genesis Global Trading, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter - Digital Currency Activities

In forming our opinion we have considered the adequacy of the disclosures included in Note 12 to the financial statement concerning among other things the risks and uncertainties related to Genesis Global Trading, Inc.'s digital currency activities. The risks and rewards to be recognized by Genesis Global Trading, Inc. associated with its investments in digital currencies will be dependent on many factors outside of Genesis Global Trading, Inc.'s control. The currently unregulated and immature nature of the digital currency markets, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain digital currency continuity, as well as valuation and volume volatility all subject digital currencies to unique risks of theft, loss, or other misappropriation.

1

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide.

Furthermore, these factors also contribute to the significant uncertainty with respect to the future viability and value of digital currencies. Our opinion is not modified with respect of this matter.

Friedman LLP

We have served as Genesis Global Trading, Inc.'s auditor since 2015.

East Hanover, New Jersey
February 28, 2020

Genesis Global Trading, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	9,409,752
Cash segregated under federal regulation		638,102
Restricted cash		1,000,000
Receivable from clearing broker		250,000
Receivable from other third parties		3,008,210
Receivable from affiliates		137,907
Securities owned, at fair value		73,680
Investments in digital currencies, at fair value		13,119,434
Investments in digital currency trusts, at fair value		1,261,015
Digital currency loans to affiliate, at fair value		9,968,821
Property and equipment at cost, net		119,219
Prepaid expenses and other assets		246,227
Total assets	$	39,232,367

Liabilities and stockholder's equity

Liabilities:

Accounts payable and accrued expenses	$	1,973,141
Accrued bonus		3,892,842
Payable to affiliate		1,030,468
Deferred tax liability		2,197,512
Digital currency loans from affiliate, at fair value		60,905
		9,154,868

Commitments and contingencies

Stockholder's equity:

Common stock, $0.01 par value; 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		16,302,906
Retained earnings		13,773,593
Total stockholder's equity		30,077,499
Total liabilities and stockholder's equity	$	39,232,367

See notes to Financial Statement

1. Nature of Business

Genesis Global Trading, Inc. (the "Company") was formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission ("SEC"), the New York Department of Financial Services ("NYDFS") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides a marketplace for transactions in esoteric assets, including auction-rate securities. The Company's activities include trading digital currencies, including bitcoin ("BTC"), ethereum ("ETH"), ethereum classic ("ETC"), ripple ("XRP"), litecoin ("LTC"), bitcoin cash ("BCH"), bitcoin gold ("BTG"), zcash ("ZEC"), stellar lumens ("XLM"), horizen ("ZEN"), bitcoin SV ("BSV") and decentraland ("MANA") on a proprietary basis and serving as an authorized participant for the Grayscale Bitcoin Trust ("BTC Trust"), Grayscale Bitcoin Cash Trust ("BTC Cash Trust"), the Grayscale Ethereum Classic Trust ("ETC Trust"), the Grayscale Ethereum Trust ("ETH Trust"), the Grayscale Zcash Trust ("Zcash Trust"), the Grayscale XRP Trust ("XRP Trust"), the Grayscale Horizen Trust ("ZEN Trust"), the Grayscale Litecoin Trust ("LTC Trust"), the Grayscale Stellar Lumens Trust ("XLM Trust"), collectively the Trusts and the Grayscale Digital Large Cap Fund ("DLC Fund"). The Trusts are private, open ended-trusts that are invested exclusively in bitcoin, bitcoin cash, ethereum classic, ethereum, zcash, litecoin, ripple, horizen and stellar lumen. The Trusts are sponsored by Grayscale Investments, LLC ("Grayscale"), an affiliate of the Company. The Company is a wholly owned subsidiary of Digital Currency Group, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of significant accounting polices followed by the Company:

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Investments in Digital Currencies

The Company accounts for digital currencies at fair value in accordance with Accounting Standards Codification ("ASC") 940. The Company considers its investments in digital currencies to be trading inventory subject to fair value accounting.

2. Summary of Significant Accounting Policies (continued)

The Company transacts in a Brokered Market, a Dealer Market, Principal-to-Principal Markets and Exchange Markets, each as defined in the FASB Master Glossary. In determining which of the eligible markets is the Company's principal market, the Company reviews these criteria in the following order:

First, the Company reviews a list of markets and excludes any market that is non-accessible. The Company does not have access to exchanges that do not have a NYDFS BitLicense and has access to non-exchange markets the Company believes are operating in compliance with federal and state licensing requirements and practices regarding anti-money laundering procedures that are applicable to the Company based upon information and assurances provided to it by each market.

Second, the Company sorts the markets from high to low by entity specific and market-based volume and activity of each market in the trailing twelve months.

Third, the Company then reviews intra-day pricing fluctuations and the degree of variances in price to identify any material notable variances that may impact the volume or price information of a particular market.

Fourth, the Company selects a market as it principal market based on the highest market volume, activity and price stability from the markets on the list.

The Company determines its principal market annually to determine if (i) there have been recent changes to each market volume and level of activity in the trailing twelve months, (ii) if any markets have developed that the Company has access to, or (iii) if recent changes to each market's price stability have occurred that would materially impact the selection of the principal market and necessitate a change in the Company's determination of its principal market.

Digital Currency Network Forks and Airdropped Tokens

When a proposed modification to the digital currency network is not accepted by the vast majority of miners and users but is nonetheless accepted by a substantial population of participants in the network, a "fork" in the blockchain occurs, resulting in two separate digital currency networks. A "hard fork" is a software upgrade that introduces a new rule to the network that is not compatible with the older software, while a "soft fork" is any change that is backward compatible. Holders of digital currency on the original digital currency network, at the time the block is mined and the fork occurs, can then also typically receive an identical amount of new tokens on the new network.

2. Summary of Significant Accounting Policies (continued)

On occasion, the Company is in receipt of an airdrop campaign. An airdrop is an involuntary event when the creators of the new token sends the token to numerous wallet addresses. The end holders of the new tokens have the option to abandon them or to sell them.

The Company records network forked tokens and airdrop tokens at the estimated fair value on the date of the event. The Company measures the fair value of these tokens at the time a liquid market is established. The Company did not establish dominion over any material forked tokens or airdropped tokens during 2019.

Digital Currency Loans

The Company does not recognize its digital currency loans to affiliate as sale transactions defined by ASC 860. Upon the maturity of a digital currency loan, the Company expects to receive back the same amount and type of digital currency it originally extended as a loan. The Company at any time has discretion to call back an outstanding loan to be repaid in the original digital currency extended. The Company segregates digital currency loans from the trading inventory and measures them at fair value at each reporting period.

The Company claims the rights to all new tokens that result out of a hard fork event or an airdrop event. The borrower of these loans are obligated to return the forked or airdropped token to the Company.

Investments in Digital Currency Trusts

As an authorized participant of the Trusts, the Company may be required to purchase shares so that each transaction rounds to the next 100 shares. Shares are subject to a twelve month restriction period and cannot be sold until the restricted period is lifted, with the exception of the BTC Trust. The BTC Trust, effective January 21, 2020, now observes a 6 month restriction which retroactively affects all shares purchased in 2019. As a practical expedient, investments in digital currency trusts are carried at net asset value on the Statement of Financial Condition.

Securities Owned, at Fair Value

The Company records securities transactions on trade date basis. Securities owned are held at fair value.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less and money market accounts.

The Company has $1.0 million of restricted cash as required by the NYDFS BitLicense.

2. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at various financial institutions. These balances are insured by the FDIC subject to certain limitations. The Company routinely maintains balances in excess of these limits.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated transactions. At December 31, 2019, the Company held $638,102 of customer funds.

Receivable from Other Third Parties

Receivable from other third parties consists primarily of cash balances held at digital currency exchanges as well as funds receivable for unsettled trades of digital currencies at December 31, 2019. For the purpose of computing the Company's net capital calculation in accordance with SEC Rule 15c3-1, the Company considers receivables from other third parties to be a non-allowable asset. Receivables are recorded at their contractual amount, subject to an allowance for uncollectible amounts, if collection is not deemed probable. Management has determined that no allowance is required at December 31, 2019.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

2. Summary of Significant Accounting Policies (continued)

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware and software	3 years	Straight Line
Communication systems	5 years	Straight Line
Furniture and fixtures	5 years	Straight Line

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include prepaid amounts relating to various dues and subscriptions, as well as amounts paid to regulators.

Income Taxes

The Company is included in the consolidated federal income tax return with its Parent, as well as various combined state and local income tax returns with its Parent. Income taxes are calculated on a separate return basis in accordance with a tax sharing agreement between the Company and its Parent.

2. Summary of Significant Accounting Policies (continued)

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events on the financial statements in accordance with ASC 740, *"Income Taxes"*. Under this accounting standard, deferred income tax assets and liabilities are based on the differences between book value of assets and liabilities on the balance sheet and tax bases of assets and liabilities, by applying the enacted statutory tax rates in effect for the years when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of Management, is "more-likely-than-not" to be realized.

Under ASC 740-10-25, guidance on accounting for uncertainty in income tax positions describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the Company to determine whether a tax position is "more-likely-than-not" to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. For tax positions meeting the "more-likely-than-not" threshold, the tax benefit recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the relevant taxing authorities.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if applicable, as a liability in Income taxes payable in the Statement of Financial Condition.

3. Investments, at Fair Value

Investments owned primarily consist of digital currencies, shares of the digital currency trusts, and digital currency loans. Securities owned consists of equities and auction rate securities.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

	Quoted Prices in Active Markets Identical Assets (Level 1)	Significant Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value	Balance as of December 31, 2019
Equities	$ -	$ -	$ 4,680	$ -	$ 4,680
Auction rate securities	-	-	69,000	-	69,000
Investments in digital currencies	-	13,119,434	-	-	13,119,434
Digital currency loans to affiliate, at fair value	-	9,968,821	-	-	9,968,821
Digital currency trusts	-	-	-	1,261,015	1,261,015
Digital currency loans from affiliate, at fair value	-	(60,905)	-	-	(60,905)
	$ -	$ 23,027,350	$ 73,680	$ 1,261,015	$ 24,362,045

Genesis Global Trading, Inc.
Notes to Financial Statements
Year Ended December 31, 2019

3. Investments, at Fair Value (continued)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Equities	Auction Rate Securities	Total
Balance at January 1, 2019	$ 4,680	$ -	$ 4,680
Purchases	-	1,258,875	1,258,875
Sales	-	(1,189,875)	(1,189,875)
Balance at December 31, 2019	$ 4,680	$ 69,000	$ 73,680

4. Digital Currency Activities

As of December 31, 2019, the Company held the following digital currencies:

Digital Currency	Principal Market	Tokens Held	Cost	Fair Value per Token	Fair Value	As of February 24, 2020 Fair Value per Token
BTC	Coinbase Pro	1,448.14	$ 1,781,174	$ 7,145.00	$ 10,346,978	$ 9,592.42
ETH	Coinbase Pro	1,512.49	457,114	$ 127.86	193,388	$ 261.56
LTC	Coinbase Pro	2,013.81	94,977	$ 41.01	82,586	$ 74.28
XRP	Bitstamp	1,507,704.88	408,015	$ 0.19	286,464	$ 0.27
BCH	Coinbase Pro	1,475.77	382,060	$ 202.00	298,105	$ 369.72
ETC	Coinbase Pro	342,567.74	3,953,884	$ 4.43	1,517,575	$ 9.19
BTG	incipal to Princip	1,462.09	11,816	$ 5.37	7,850	$ 9.86
ZEC	Gemini	3,742.99	192,988	$ 27.46	102,783	$ 60.05
ZEN	incipal to Princip	12,107.80	135,823	$ 8.50	102,931	$ 11.43
XLM	Coinbase Pro	694,999.70	67,504	$ 0.04	27,800	$ 0.07
MANA	incipal to Princip	1,131,392.50	98,831	$ 0.03	33,942	$ 0.05
BSV	incipal to Princip	1,258.54	230,457	$ 94.58	119,032	$ 275.90
			$ 7,814,643		$ 13,119,434	

For the purposes of computing net capital with the Uniform Net Capital Rule 15c3-1, the Company treats investments in digital currencies as non-allowable assets.

Realized gains or losses on digital currency transactions are recorded using the specific identification method.

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5. Digital Currency Loans

As of December 31, 2019, the Company held non-interest bearing digital currency loans at fair value with Genesis Global Capital, LLC, an affiliate, as detailed below:

Type of Digital Currency	Tokens loaned		Fair Value of Loan
BTC	1,200	$	8,574,000
ETC	304,700		1,349,821
XRP	200,000		37,998
ZEC	255		7,002
		$	9,968,821

Type of Digital Currency	Tokens borrowed		Fair Value of Borrowings
BCH	200	$	40,400
LTC	500		20,505
		$	60,905

6. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. This rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital would be less than five percent of aggregate debits. At December 31, 2019, the Company had net capital of $6,283,300 which was $6,033,300 in excess of its minimum requirement of $250,000.

The Company claims exemptions from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of Genesis Global Trading, Inc." for such customer funds received.

The Company also claims exemptions from the provisions of sub-paragraph (k)(2)(ii) as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Cash held as collateral is not restricted or deemed to be customer assets.

7. Income Taxes

Temporary differences accumulate in deferred income tax balances and are recorded as deferred tax assets and deferred tax liabilities. At December 31, 2019, the components of deferred tax assets and liabilities were as follows:

Deferred tax assets

Compensation and benefits	$	207,772

Deferred tax liabilities

Unrealized gains	$	(2,335,875)
Depreciation and amortization		(9,076)
Prepaid expenses		(60,333)
		(2,405,284)
Net deferred tax liability	$	(2,197,512)

Deferred tax assets at December 31, 2019, were not reduced by a valuation allowance due to the Company's determination that, based on the weight of available evidence, it is "more-likely-than-not" that the Company will utilize all of its deferred tax assets in the future. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of "more-likely-than-not" to be sustained upon examination. The Company has not identified any uncertain tax positions that warrant tax reserves based on the "more-likely-than-not" threshold.

The Company is subject to U.S. federal income tax and state and local income tax in multiple jurisdictions. As of December 31, 2019, the earliest year the Company remains subject to examination by the Internal Revenue Service is for tax year December 31, 2016. The earliest year the Company remains subject to examination by state and local tax authorities is December 31, 2016.

8. Off Balance Sheet Risk and Concentrations of Operational Risk

Certain of the Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all such customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

8. Off Balance Sheet Risk and Concentrations of Operational Risk (continued)

The Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker includes a $250,000 deposit that the Company is required to maintain with its clearing broker.

At December 31, 2019, the Company's cash accounts were held primarily with three financial institutions, each with balances that exceeded the federally insured limit.

9. Related-Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent provides certain services to the Company and utilization of certain assets. The Company has a tax sharing agreement with the Parent.

The Company allows its employees and the employees of the Parent to purchase and sell digital currencies from and to the Company.

At December 31, 2019, the Company had $137,907 in receivables from affiliates and $1,030,468 in payables to an affiliate.

As of December 31, 2019, the Company invested in Trust shares as follows:

Name	Total outstanding shares	Genesis shares	Genesis % Ownership
Grayscale Bitcoin Trust	269,445,300	154,813	0.06%
Grayscale Bitcoin Cash Trust	1,708,700	1,945	0.11%
Grayscale Ethereum Trust	5,230,200	6,006	0.11%
Grayscale Ethereum Classic Trust	9,797,400	10,279	0.10%
Grayscale Horizen Trust	428,600	847	0.20%
Grayscale Litecoin Trust	110,500	846	0.77%
Grayscale Stellar Lumens Trust	57,200	422	0.74%
Grayscale XRP Trust	155,700	1,492	0.96%
Grayscale Zcash Trust	1,768,800	4,891	0.28%
Grayscale Digital Large Cap Fund	4,725,200	4,135	0.09%

9. Related-Party Transactions (continued)

During the year ended December 31, 2019, the Company contributed the following to the respective Trusts in its role as authorized participant:

Name	Tokens Contributed
Grayscale Bitcoin Trust	61,556
Grayscale Bitcoin Cash Trust	1,325
Grayscale Ethereum Trust	454,791
Grayscale Ethereum Classic Trust	4,401,630
Grayscale Horizen Trust	92,659
Grayscale Litecoin Trust	4,505
Grayscale Stellar Lumens Trust	1,814,944
Grayscale XRP Trust	1,995,698
Grayscale Zcash Trust	35,447

During the year ended December 31, 2019, the Company contributed the following to the Grayscale Digital Large Cap Fund in its role as authorized participant:

Name	Tokens Contributed
BTC	854
ETH	4,935
BCH	859
XRP	1,977,639
LTC	2,789

10. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's service agreement with the Parent, the Company has no contractual obligations for expenses incurred by the Parent. However, the Parent does have a lease obligation of which a certain portion is allocated to the Company.

11. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying transaction (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, theCompany or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Risk Factors

The Company is subject to various risks including market risk, liquidity risk, and other risks related to its investment in digital currencies. Investing in digital currencies is currently unregulated, highly speculative, and volatile. The price of digital currencies has a limited history. During such history, digital currency prices have been volatile and subject to influence by many factors including the levels of liquidity. If digital currency markets continue to experience significant price fluctuations, the Company may experience losses. Several factors may affect the price of digital currencies, including, but not limited to, global supply and demand, and competition from other forms of digital currency or payment services. There is currently no clearing house for digital currencies, nor is there a central or major depository for the custody of digital currencies.

There is a risk that some or all of the Company's digital currencies could be lost or stolen. The Company does not have insurance protection on its digital currencies which exposes the Company to the risk of loss of the Company's digital currencies. Further, digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable. To the extent private keys for digital currency addresses are lost, destroyed or otherwise compromised and no backup of the private keys are accessible, the Company may be unable to access the digital currencies held in the associated address and the private key will not be capable of being restored by the digital currency networks. The processes by which digital currency transactions are settled are dependent on the digital currencies peer-to-peer networks, and as such, the Company is subject to operational risk. A risk also exists with respect to previously unknown technical vulnerabilities, which may adversely affect the security of the assets or the value of digital currencies.

12. Risk Factors (continued)

Investments in the Trusts are restricted to a 6 to 12-month lock-up period. Thus, there is inherent risk in the valuation of those shares based on the market movement of the underlying digital currency.

Loans denominated in digital currencies, forks, and airdrops also carry risks similar to investments in digital currencies. Digital currency loans are also subject to the risk of counterparty default. These loans are receivable in the same digital currency originally lent, and there is a risk that digital currencies held by the counterparty could be lost or stolen. The Company is also exposed to risk of loss on the digital currency loans in the event that a counterparty could be required to purchase digital currencies at the prevailing market prices to fulfill the terms of their loan agreements.

As of December 31, 2019, the Company did not have any counterparty default on digital currency loans or on the obligation to advance to the Company the tokens that resulted in a hard fork event.